

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2009

Mr. Raymond J. Seabrook
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, CO 80021-2510

> **RE:**   **Ball Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 25, 2008**
> **File #1-7349**

Dear Mr. Seabrook:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Hartz
Senior Assistant Chief Accountant